[SDI LETTERHEAD]

VIA EDGAR

July 3, 2013

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4631

Re:	Steel Dynamics, Inc.
Registration Statement on Form S-4
Filed June 4, 2013
(SEC File No. 333-189087)

Dear Mr. Ingram:

On behalf of Registrant Steel Dynamics, Inc. and on behalf of the Additional Registrants, with respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 1:00 p.m. on July 8, 2013, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Registrant Steel Dynamics, Inc. and the Additional Registrants acknowledge that:

(i)                                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)                               neither Registrant nor the Additional Registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would be kind enough to do so, would you please send a copy of your effectiveness letter to our legal counsel, Robert S. Walters of Barrett & McNagny LLP (email address: rsw@barrettlaw.com) or facsimile number (260-423-8920).

Very truly yours,

On behalf of the Registrant:

By:	S/ Theresa E. Wagler
Theresa E. Wagler
Executive Vice President and
Chief Financial Officer

On behalf of all Subsidiary Guarantor
Additional Registrants:

By:	S/ Theresa E. Wagler
Theresa E. Wagler
Vice President or Secretary